FIX ZIOPHARM

WaterMill Asset Management Corp.
141 Mecox Road
Water Mill, NY 11976

December 2, 2020

Fellow Shareholder:

We urge you to read this letter closely and take concrete steps to protect your investment by December 11, 2020.

WaterMill Asset Management Corp. (together with its affiliates, "WaterMill" or "we") believes that the case for urgent change atop Ziopharm Oncology, Inc. ("Ziopharm" or the "Company") grows more apparent by the day. The incumbent Board of Directors (the "Board") has put Ziopharm on a path to financial ruin after a five-year period in which more than 75% of the Company's equity market value has eroded[1].

We recently released an extensive presentation (available at www.fixziopharm.com) that diagnoses the Company's repeated failings when it comes to business decisions, corporate governance, financing efforts and investor engagement. We believe the incumbents are responsible for:

1. Allowing interlocking director ties, including by just last month appointing a new director (Mary Thistle) with ties to an existing director (Elan Z. Ezickson) and a recently-departed director (Douglas Pagán).
2. Facilitating opaque capital raises that blindside and dilute sizable long-term shareholders – often in direct contradiction of the Company's own statements.
3. Ignoring the need for a disciplined capital allocation framework, as evidenced by the Company's mounting costs and expenses.
4. Maintaining high executive compensation that has enabled c-level leaders to obtain raises, incentive pay and retention bonuses despite value destruction and glacial clinical progress.
5. Permitting internal financial control issues to linger for an entire year without explaining the material weakness to shareholders and promptly remediating the lapse.
6. Presiding over negative returns across one-year, three-year, and five-year horizons without taking steps to reverse value destruction.
7. Supporting Scott Tarriff, who we believe is a highly-questionable Chairman with a record of concerning lawsuits and poor corporate performance.
8. Shunning shareholders' desire for more transparency pertaining to possible business deals, potential partnerships, and clinical trials.

Fortunately, investors now have a critical opportunity to reconstitute the Board with WaterMill's aligned, experienced and well-qualified director candidates: Robert Postma, Jaime Vieser and Holger Weis. We believe our slate possesses the right business acumen, capital allocation expertise, commercial intensity and ownership mentality. While the incumbent Board is heavy on scientific experience, we contend that it is extremely light when it comes to business and financial knowhow.

If elected to the Board, our director candidates will immediately seek to drive a new, value-enhancing agenda in the boardroom. They intend to suggest that a Special Committee be formed to conduct a strategic review of the business. The ideal components of this review would include:

- Working with credible, third-party experts to value each of the Company's assets.

[1] Bloomberg (return figure reflects share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement).

- Evaluating how much capital it may require for each specific asset to reach an inflection/monetization point.
- Assessing the current methodology for allocating capital to each clinical and pre-clinical initiative.
- Examining the current pipeline and progress for partnerships and business development deals.
- Exploring the universe of strategic and financial partners for the Company based on new Board members' extensive relationships.
- Identifying the ideal source or sources of go-forward capital to fund the reconstituted Board's priority initiatives.
- Reviewing all personnel, ranging from the c-level leaders to line employees, to identify talent needs and spot potential redundancies.
- Benchmarking director and executive compensation relative to peers and similarly-situated public companies.
- Conducting a credible shareholder perception study to inform an improved, more transparent investor relations program.
- Assessing the quickest path to addressing internal financial control issues and amending anti-shareholder governance provisions.

We believe that WaterMill's consent solicitation is the right shareholder-driven solution at the right time. Shareholders no longer need to roll the dice on Chairman Scott Tarriff and a Board that has failed to produce value before and after Ziopharm's separation from Intrexon Corporation in 2018.

We urge you to protect your investment in Ziopharm by consenting to all of WaterMill's proposals on the WHITE card.

Sincerely,

WaterMill Asset Management Corp.

CONSENT INSTRUCTIONS

- We urge Ziopharm shareholders to consent to all five proposals on the WHITE consent card today by signing, dating and returning it in the postage-paid envelope provided.
- Please vote each and every WHITE consent card you receive since you may own multiple accounts.
- If you have already voted a Green revocation card from Ziopharm, a later-dated vote on the WHITE consent card will revoke that vote.
- December 11, 2020 is our goal for the submission of written consents. Effectively, this means that you have until December 11, 2020 to consent to the proposals.
- You may only consent by voting the WHITE consent card. Please throw away all Green revocation cards you receive.

If you have any questions or need assistance voting your shares, please call Saratoga:



s a r a t o g a

(888) 368-0379
(212) 257-1311
info@saratogaproxy.com